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                                                                     EXHIBIT 3.2


                          CERTIFICATE OF AMENDMENT OF

                             COMMAND SYSTEMS, INC.

     It is hereby certified that:

1. The name of the corporation is Command Systems, Inc. (the "Corporation"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 1, 1997, as amended and restated on August 21, 1997, as amended and restated on December 31, 1997.

2. That Article FOURTH, Section A of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following language between existing first and second paragraphs:

               "Upon the effectiveness of this Certificate of Amendment, each two issued and outstanding shares of Common Stock of the Corporation shall thereby be combined into one validly issued, fully paid, and nonassessable share of Common Stock of the Corporation. No scrip or fractional shares will be issued, and each fractional share resulting from such combination shall be redeemed by the Corporation for cash at a price per share equal to the fair market value of a share of Common Stock on the date hereof, as determined by the Board of Directors. There shall not be any change in the number of shares authorized by reason of such combination."


3. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of
     Section 242 of the General Corporation Law of the State of Delaware.

     EXECUTED, effective as of the 30th day of January 1998.



                                    By:  /s/ Edward G. Caputo
                                         --------------------
                                         Edward G. Caputo
                                         President